HOLDING

RECEIVED

2005 JUL -5 A 10:42

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

05009401

SUPPL

Division Group Corporate Office
Address Unsoeldstrasse 2
80538 Muenchen, Germany
Contact Person Hanns-Christian Paul
Telephone +49/89/20 30 07-721
Fax +49/89/20 30 07-772
E-mail Hanns-Christian.Paul
@HypoRealEstate.com

Rule 12g3-2(b) File No.
82-34748

Date 29 June 2005

Hypo Real Estate Holding AG
Rule 12g3-2(b) File No. 82-34748

Dear Madam or Sir,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Hypo Real Estate Holding (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully
Hypo Real Estate Holding AG

Martina Peterhofen | Stefan Wittermann

PROCESSED
JUL 05 2005
THOMSON
FINANCIAL

Enclosures

(1) 27 June 2005	Announcement of admission of new ordinary shares to the Official Market of Frankfurt Stock Exchange resulting from the conversion of preferential shares.
(2) 21 June 2005	Press release: Hypo Real Estate Bank International provides £185 million towards the successful completion of £370 million re-financing for Canary Wharf Group plc.
(3) 16 June 2005	Press release: Hypo Real Estate Capital Corporation funds two first mortgage loans totalling $114.5 million to GFW Trust / Bentley Forbes for its acquisition of two Class A office facilities in Dallas, Texas.
(4) 10 June 2005	Press release: Hypo Real Estate Bank International: Successful completion of € 84 million financing for the acquisition of "Antony Parc II", a class A office building in Antony, by Orion Capital Managers.
(5) 06 June 2005	Press release: Real Estate Market in Japan is undergoing a far-reaching structural change.

Company Hypo Real Estate Holding AG
Internet www.HypoRealEstate.com
Legal form Aktiengesellschaft
Headquarters Munich
Commercial register Munich HRB 149393
Chairman of Supervisory Board Kurt F. Viermetz
Board of Management Georg Funke (CEO)
Dr. Paul Eisele, Dr. Markus Fell,
Frank Lamby

7/5

Hypo Real Estate Holding AG
Munich

Announcement

of the admission to the Official Market of the Frankfurt Stock Exchange according to section 45 No. 3 b of the Stock Exchange Admissions Regulation (Börsenzulassungsverordnung – BörsZulV) and the concurrent admission to the sub-sector of the Official Market with additional obligations arising from admission (Prime Standard) according to the Frankfurt Stock Exchange Regulation (Börsenordnung der FWB – BörsO) of

€ 10,915,200.00
divided into 3,638,400 new ordinary bearer shares
(no-par shares) with voting rights
resulting from the conversion of 3,638,400 preferential shares without voting rights – each representing a proportionate part of nominal capital of € 3.00 per share and affording participation in balance sheet profits from 01 January 2005 onwards -
ISIN DE 000 802 770 7
of

Hypo Real Estate Holding AG,
Munich

Our company's nominal capital of € 402,216,525.00 was so far divided into € 391,301,325.00 in ordinary bearer shares (no-par shares) consisting of 130,433,775 ordinary shares and € 10,915,200.00 in preferential non-voting bearer shares consisting of 3,638,400 preferential shares. The ordinary bearer shares are listed on the Frankfurt Stock Exchange and on the Vienna Stock Exchange. The preferential shares have not been listed.

On 20 May 2005 the Annual General Meeting, the assembly of ordinary shareholder by way of separate resolution and the assembly of preferential shareholders in a separate meeting have resolved to convert all 3,638,400 preferential non-voting bearer shares which are held exclusively by the Bayerische Landesstiftung into 3,638,400 ordinary bearer shares with voting rights against payment of a conversion premium of € 2.50 per preferential share by the preferential shareholder and to cancel the preferential treatment of preferential shares laid down in section 4 para. 2 of the Articles of Association.

The changes to the Articles of Association were entered into the commercial register of Munich District Court (Amtsgericht) on 21 June 2005. Holders of preferential shares have thereby become holders of ordinary shares.

As the shareholders' right to receive definitive notes is excluded by the Articles of Association the new ordinary shares stemming from the conversion are documented and certified in a global note which has been deposited with Clearstream Banking AG, Frankfurt am Main.

Holders of the new ordinary shares of the company are entitled to co-ownership participation in this global note according to their proportionate shareholdings and the respective amounts are credited in Clearstream's collective deposit.

The company's nominal capital still amounts to € 402,216,525.00 and now solely consists of 134,072,175 ordinary bearer shares (no-par shares) each representing a proportionate part of nominal capital of € 3.00 per share. Each ordinary share affords one vote in the general meeting.

Furthermore there is an authorised capital of € 201,108,261.00 which will expire by 03 June 2009 and a conditional capital of up to € 40,221,651.00.

The new ordinary shares stemming from the conversion of preferential shares have been admitted to stock exchange trading in the Official Market of Frankfurt Stock Exchange, concurrently in the sub-sector of the Official Market with additional obligation arising from admission (Prime Standard) and in the Official Market of Vienna Stock Exchange. The inclusion of the new shares into the present listing is to take place on 29 June 2005.

Munich, in June 2005

Hypo Real Estate Holding AG

Bayerische Hypo- und Vereinsbank
Aktiengesellschaft

This translation is based on the announcement published in the "Financial Times Deutschland" on 27 June 2005 and is provided for convenience and information purposes only. No guarantee is given as to completeness and accuracy and Hypo Real Estate Holding AG, its directors, managers and employees waive all liability with respect hereto.

Press release

Hypo Real Estate Bank International provides £185 million towards the successful completion of £ 370 million re-financing for Canary Wharf Group plc.

London/Munich, June 21st 2005: Hypo Real Estate Bank International and Deutsche Bank AG, London are pleased to announce that acting as joint mandate arrangers and underwriters, they have provided £370 million of term financing towards a re-financing for Canary Wharf Group plc of 10 & 20 Cabot Square, Canary Wharf London E14. Hypo Real Estate Bank International has provided £185m of the term financing through a facility that closed on 25th May 2005.

Canary Wharf Group plc, the owner / manager of the Canary Wharf Estate is an integrated property development and investment group focused exclusively on Grade A office space with ancillary high quality retail accommodation at the Canary Wharf Estate.

No 10 & 20 Cabot Square provide approximately 1.15 million sq ft (107,000 square metres) of high quality office accommodation let to Barclays Bank, Morgan Stanley and the WPP Group. The buildings also include 40,000 square feet (3,700 square metres) of retail accommodation at ground floor.

Commenting, Harin Thaker, CEO of the bank's European business platform, said: "We are delighted to have been involved with this transaction. It clearly demonstrates the way in which we are able to deliver efficiently and successfully an attractive structured finance solution for a key UK client on a core asset holding in a timely and expeditious manner"

Press contact:
Oliver Gruss
Phone: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-mail:oliver.gruss@hyporealestate.com

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 Munich

Notes to editors:

Hypo Real Estate Bank International

Hypo Real Estate Bank International based in Dublin, Ireland, is part of the Hypo Real Estate Group (HREG).The corporate group comprise the non-operational, listed holding company, Hypo Real Estate Holding AG headquartered in Munich and three operational business units. Besides Hypo Real Bank International with headquarters in Dublin, these are Württembergische Hypothekenbank AG (WürttHyp) with headquarters in Stuttgart and Munich-based Hypo Real Estate Bank AG. Hypo Real Estate Group is one of Europe's largest providers of commercial real estate finance.

Canary Wharf Group plc (the Group)

The company is a distinctive, integrated property development and investment group focused exclusively on Grade A office space with high quality retail facilities at the Canary Wharf Estate (the "Estate"), a major development which is part of the Central London Office Market. The Group owns and manages the Estate and the majority of the individual buildings in multi-occupancy. In addition, the Group undertakes the development and construction of the buildings and facilities on the Estate with proven capabilities in terms of construction cost control, 'built-to-suit' methodologies and fast-track construction techniques.

The Group has been very successful in attracting large international companies including CSFB, Barclays, Citigroup, HSBC, Reuters, Morgan Stanley, Lehman, BP's Integrated Supply and Trading division (BP-IST), McGraw Hill and the Mirror Group.

The properties - 10 & 20 Cabot Square, Canary Wharf.

The buildings were constructed by Olympia and York in the early 1990s as part of the first phase at Canary Wharf and are at the core of the Estate adjacent to the Docklands Light Railway Station.

10 Cabot Square is an 11 storey property (plus basement) designed by Skidmore Owings and Merrill providing a total area of around 639,000 sq ft, of which 616,000 sq ft is Grade A office accommodation on the ten upper floors and 22,000 sq ft of retail accommodation on the ground floor. There are two main entrances for the office accommodation providing dedicated entrances to the two main office tenants. The building is fully air conditioned and has the normal specification provided by Grade A offices.

20 Cabot Square also an 11 storey building was designed by the architect Kohn Pedersen Fox and has a total area of 562,400 sq ft of which 544,300 sq ft is Grade A offices and the remaining 18,100 sq ft is retail accommodation on the ground floor. There are separate entrances for the two tenants. The building is fully air conditioned and has the normal specification provided by Grade A offices.

Press release

Hypo Real Estate Capital Corporation funds two first mortgage loans totaling $114.5 million to GFW Trust/Bentley Forbes for its acquisition of two Class A office facilities in Dallas, Texas

New York, Dublin, Munich, June 16th 2005 – Hypo Real Estate Capital Corporation ("HRECC") – the New York-based subsidiary of Hypo Real Estate Bank International and one of the leading financial institutions in the United States commercial real estate industry – closed two first mortgage loans on May 19 totaling $114.5 million to two subsidiaries of Bentley Forbes for the acquisition by each subsidiary of a Class A office building located in the Preston Center submarket of Dallas, Texas.

Hypo Real Estate Capital Corporation provided a $47.25 million first mortgage loan to BF Sterling Plaza, L.P. for its acquisition of Sterling Plaza, a 302,747-square-foot, Class A office building, and a $67.25 million first mortgage loan to BF Preston Commons, L.P. for its acquisition of Preston Commons, a 418,604-square-foot, Class A office building. Hypo Real Estate Capital Corporation expects to contribute each of the two mortgage loans to an upcoming CMBS transaction.

"We are very pleased to provide financing to Bentley Forbes for two of the premier Class A office buildings in one of Dallas' most attractive submarkets," said Evan F. Denner, head of real estate finance for Hypo Real Estate Capital Corp. "We are also excited and look forward to further expansion of our CMBS platform."

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 Munich

Notes to editors:

About Hypo Real Estate Capital Corporation
Hypo Real Estate Capital Corporation, a subsidiary of Hypo Real Estate Bank International, is one of the leading lenders in the United States commercial real estate marketplace. Hypo Real Estate Capital provides innovative financial solutions for a prestigious client base throughout the U.S. Over the last five years the firm has closed more than $18 billion in construction, fixed rate, floating rate and mezzanine loans. Headquartered in New York, Hypo Real Estate Capital is active in all markets across the U.S.

About Hypo Real Estate Bank International
Hypo Real Estate Bank International, based in Dublin, Ireland, is part of the Hypo Real Estate Group (HREG). The corporate group comprises the non-operational, listed holding company, Hypo Real Estate Holding AG, headquartered in Munich, and three operational business units. Besides Hypo Real Estate Bank International these are Württembergische Hypothekenbank AG (WürttHyp), with headquarters in Stuttgart, and Munich-based Hypo Real Estate Bank AG. Hypo Real Estate Group is one of Europe's largest providers of commercial real estate finance.

Press contact:

Hypo Real Estate Group:
Oliver Gruss
Phone: +49 (0) 89 203007 781
Fax: +49 (0) 89 203007 772
E-mail: oliver.gruss@hyporealestate.com

Press release

Hypo Real Estate Bank International: Successful completion of € 84 million financing for the acquisition of "Antony Parc II", a class A office building in Antony, by Orion Capital Managers

Paris/Dublin/Munich, June 10th 2005 Hypo Real Estate Bank International announces today that it has arranged a € 84 million investment financing (including VAT loan), and payment guarantee facility, for a company held by Orion Capital Managers. The transaction closed on 27th May 2005.

The funding will be used by Orion Capital Managers to acquire (upon completion) the office building "Antony Parc II", an 8 story office building, that will provide 26,978 sqm and 580 parking spaces in 4 underground levels.

The building will be located in Antony, at the crossroad "Croix de Berny", 10 km south of Paris and 8 km from Paris Orly airport, close to the A86 motorway and 300 m from the RER B station with direct links to Paris City Centre in less than 15 minutes.

Construction works, managed by the seller, Tertial, are planned to begin in June 2005 and will last 2 years.

Commenting, Harin Thaker, CEO of the bank's European business platform, said: "The successful closing of this transaction again proves the banks ability to deliver the tailor-made solutions required by our clients."

Press contact:
Oliver Gruss
Phone: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-mail:oliver.gruss@hyporealestate.com

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 Munich

Notes to editors:

Hypo Real Estate Bank International
Hypo Real Estate Bank International based in Dublin, Ireland, is part of the Hypo Real Estate Group (HREG).The corporate group comprise the non-operational, listed holding company, Hypo Real Estate Holding AG headquartered in Munich and three operational business units. Besides Hypo Real Bank International with headquarters in Dublin, these are Württembergische Hypothekenbank AG (WürttHyp) with headquarters in Stuttgart and Munich-based Hypo Real Estate Bank AG. Hypo Real Estate Group is one of Europe's largest providers of commercial real estate finance.

Orion Capital Managers
Orion Capital Managers is a private international real estate investment firm founded in 1999 to invest in real Estate all over Europe.
Orion Capital Managers raised and invested the Orion European Real Estate Fund (€ 476 million of equity) and raised the Orion European Real Estate Fund II (€ 500 million of equity).
Since its inception, the firm invested over € 2.0 billion in Western Europe.
Funds I and II Investors include over 20 European and North American top blue-chip pension funds and Middle-East and Asian government funds.

Press Release

Real estate market in Japan is undergoing a far-reaching structural change

- **Becoming more attractive for international investors**
- **Successful market launch of Hypo Real Estate Bank International in Japan**
- **First Japanese-German Real Estate Forum at the ULI Japan Summer Conference in 2005**

Tokyo/Dublin/Munich, June 6th 2005: The Japanese real estate market is currently undergoing a far-reaching structural change and has in recent years been significantly modernised. The institutionalisation of the market is very advanced as a result of J-REITS (Real Estate Investment Trusts). In addition, international standards have become established for pricing, transparency and due diligence. This will mean that the market will become much more significant for international investors.

"The Japanese economy is now becoming stronger – following the restructuring of the corporate and financial sector which has lasted for more than ten years and also as a result of the legal and tax conditions. "The country is benefiting from the positive economic climate in many parts of Asia", says Dr. Leonard Meyer zu Brickwedde, President and CEO of Hypo Real Estate Capital Japan Cooperation. "Most of the modernisation activities have been directed at the real estate market which has previously been very rigid and characterised exclusively by corporate holdings. The market is becoming more and more important for international investors who in the past have not been invested in Japan. In addition to above-average yields, it offers international investors the opportunity to diversify their portfolio and thus to reduce their exposure to various market cycles."

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 München

Success story J-REIT

"The major element in the institutionalisation process is the J-REIT which was only introduced in September 2001", according to Meyer zu Brickwedde. "The market capitalisation of the 17 listed J-REITs has already exceeded USD 20 billion. This success story will continue. Meyer zu Brickwedde expects that, by the end of the year, the market capitalisation of the 20 J-REITs which will be listed at that time will exceed USD 25 billion.

Successful launch of Hypo Real Estate Bank International

In this context, the launch of Hypo Real Estate Bank International, which has been represented in Japan via Hypo Real Estate Capital Japan Corporation since July 2004, has been extremely successful. In the initial ten months, the institution, whose range of products comprises major real estate financing as well as the structuring of major transactions and portfolio financing for Japanese and international professional real estate investors, has built up a real estate financing portfolio of JPY 100 billion. This figure is expected to rise to JPY 300 billion by the end of 2006. In addition to transactions with major international investors, initial arrangements have already been concluded with major Japanese investors, e.g. Mitsui Fudosan, as sponsors.

Japanese-German Real Estate Forum at the ULI Summer Conference

The increasing interest of international investors will again constitute the focal point of the first Japanese-German Real Estate Forum which is due to be held on 7 July 2005 in the Marounuchi building (Marounuchi, Tokyo) as part of the ULI Urban Land Institute Japan Summer Conference. Additional subjects will be urban development and municipal development, equity investments, debt capital instruments as well as the subject of "Meeting point exhibition". Co-sponsors of this event are Hypo Real Estate Capital Japan

Corporation and Expo Real (international trade fair for commercial real estate)/ Messe München International.

Press contact:

Hypo Real Estate Group
Oliver Gruß
Fon: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-Mail:oliver.gruss@hyporealestate.com

Note for editors

Hypo Real Estate Bank International

Hypo Real Estate Bank International is a member of the Hypo Real Estate Group (HREG), one of Europe's largest providers of commercial real estate financing. The group consists of the non-operational listed Hypo Real Estate Holding AG as well as three operational business units. Besides Hypo Real Estate Bank International, these are Württembergische Hypothekenbank AG (WürttHyp) with headquarters in Stuttgart and Hypo Real Estate Bank AG, Munich, Germany.